Sweden Address:

Kungsbron 1, C8

SE-111 22

Stockholm, Sweden

US Address:

Calliditas Therapeutics Inc.

251 Little Falls Drive

Wilmington, Delaware 19808-1674

VIA EDGAR

February 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Laura Crotty

Re: Calliditas Therapeutics AB Application for Withdrawal on Form RW Registration Statement on Form F-1 (File No. 333-252436)

Dear Ms. Crotty:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Calliditas Therapeutics AB (the “Company”) hereby requests the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-252436) together with all exhibits thereto, which was originally filed with the Commission on January 26, 2021(the “Registration Statement”).

The Registration Statement was not declared effective. The Company does not intend to pursue a completed offering at this time. No securities of the Company were issued or sold in connection with the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the F-1 Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

If you have any questions regarding this letter, please contact me at email: renee.lucander@calliditas.com.

Regards,

By:	/s/ Renée Aguiar-Lucander
Name:	Renée Aguiar-Lucander
Title:	Chief Executive Officer